Exhibit 99.1

For Immediate Release

YY Group Subsidiary, YY Circle and KFC Singapore Forge Strategic
Partnership to Enhance Operational Excellence

SINGAPORE, May 30, 2025 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), is pleased to announce a strategic partnership with Kentucky Fried Chicken Singapore (KFC), one of the most iconic fast-food brands in the world. This partnership marks a significant milestone in advancing operational excellence across KFC’s outlets in Singapore.

A Partnership for Everyday Excellence

As part of this partnership, YY Group’s flagship platform, YY Circle, will provide daily casual staffing to KFC outlets, reinforcing KFC’s dedication to consistent service quality and agile operations. By leveraging YY Circle’s technology-driven staffing solutions, KFC can effectively meet the fast-paced and dynamic demands of the food and beverage sector.

“Our partnership with KFC exemplifies a shared dedication to quality, efficiency, and customer satisfaction,” said Mike Fu, Chief Executive Officer and Executive Director of YY Group Holding Limited. “We are proud to support KFC’s daily workforce needs and contribute to their continued leadership in Singapore’s competitive F&B market.”

Technology-Driven Workforce Solutions

At the core of this partnership lies the YY Circle platform, a cutting-edge solution that connects businesses with a pre-vetted pool of skilled casual workers. Its advanced scheduling and workforce management tools enable KFC to seamlessly adjust staffing levels across outlets, ensuring optimal performance during peak hours, seasonal campaigns, and day-to-day operations.

Driving Scalable Impact

As YY Circle continues to transform the way businesses manage casual labor, its partnership with KFC highlights the platform’s scalability, reliability, and strategic value for enterprise clients. Together, YY Group and KFC are setting new benchmarks for operational resilience and workforce agility.

Establishing a Trusted Relationship

Formalizing and expanding the collaboration between YY Group and KFC, reflecting mutual trust and a shared vision for operational excellence. It also serves as a pivotal driver for YY Group’s growth in Singapore. By solidifying its presence in the competitive hospitality sector, YY Group is well-positioned to strengthen its market foothold and unlock new opportunities for expansion.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market in Hong Kong, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About KFC Singapore

KFC is one of the world’s most recognizable fast-food brands, offering a variety of delicious fried chicken and innovative menu items. Known for its commitment to quality and customer satisfaction, KFC has become a staple in the global dining scene.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com